INCYTE CORPORATION

1801 Augustine Cut-Off

Wilmington, DE 19803

(302) 498-6700

Telecopier: (302) 425-2707

March 18, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker, Branch Chief

Re:                             Incyte Corporation

Form 8-K Filed July 31, 2018

File Number: 001-12400

Dear Mr. Decker:

This letter is submitted in furtherance of the telephone conversation today between  Paul Trower, Principal Accounting Officer of Incyte Corporation (the “Company”), and your colleague Suying Li to confirm that the Company intends to respond to the Staff’s comments on or before Friday, March 29, 2019.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,

		By:	/s/Christiana Stamoulis
Executive Vice President and
Chief Financial Officer

cc:	Maria E. Pasquale, Incyte Corporation
Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP